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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MADISON BANCSHARES, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

556597102

(Cusip Number)

Amy Sinelli, Esq.
Igler & Dougherty, P.A.
500 North Westshore Boulevard
Suite 1010
Tampa, Florida 33609
(813) 289-1020

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 10, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 556597102

1.	Name of Reporting Person: Robert B. McGivney & Catherine A. McGivney		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SC & PF & AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 113,308

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 113,308

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 113,308

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.37%

14.	Type of Reporting Person (See Instructions): IN

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Item 1.	Security and Issuer
This Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of Madison BancShares, Inc., a Florida corporation (the "Issuer"). The address of the Issuer's principal executive offices is 35388 U.S. Highway 19 North, Palm Harbor, Florida 34684.

Item 2.	Identity and Background
(a) This statement is filed on behalf of Robert B. McGivney and Catherine A. McGivney (collectively the "Reporting Person").

(b) The Reporting Person's business address is 35388 U.S. Highway 19 North, Palm Harbor, Florida 34684.

(c) Mr. McGivney is President and CEO of the Issuer and its wholly owned subsidiary, Madison Bank. Mrs. McGivney is Administrator and Chief Operating Officer of the Heart and Vascular Institute of Florida.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Mr.& Mrs. McGivney are both citizens of the United States and the benefit plans are all organized in Florida.

Item 3.	Source and Amount of Funds or Other Consideration
Most of the Issuer's Common Stock owned by the Reporting Person was either purchased for investment with personal funds or awarded as compensation in the form of stock options. Mr. and Mrs. McGivney signed a promissory note with Cutler Limited Partnership I in the amount of $115,573.00 for the partial acquisition in a private transaction of 10,000 shares. No securities were pledged as collateral for the loan. Additional terms are set forth in Items 5(c) and 6 below.

Item 4.	Purpose of Transaction
The purpose of the acquisition of the securities of the Issuer is investment. the Reporting Person has no plans personally which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

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Item 5.	Interest in Securities of the Issuer
(a) The Reporting Person owns 6.37% of the total outstanding shares of the Issuer. Mr. McGivney beneficially owns 47,948 shares of Common Stock of the Issuer jointly with his spouse, Catherine A. McGivney. Additionally, 60,775 shares are in the form of options to purchase the Common Stock of the Issuer, 61 shares are held as Trustees for Calidora J. Wallinford Trust, 2,100 shares are held in Mrs. McGivney's IRA and 2,424 are held in Mrs. McGivney's 401K.

(b) The Reporting Person has sole power to vote and to dispose of all of the subject shares.

(c) Mr. McGivney purchased 250 shares of the Issuer's Common Stock in the open market on February 18, 2003 for $15.73 per share. Prior to that on February 12, 2003, Mr. & Mrs. McGivney purchased 10,000 shares for $12.8537 per share in a private transaction from the Estate of one of the Issuer's original shareholders.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
In order to effectuate the purchase of 10,000 shares on February 12, 2003, Mr. & Mrs. McGivney signed a promissory note with Cutler Limited Partnership I for a portion of the purchase price of the shares. The promissory note is payable at interest rates ranging from 3.5% to 7.5% per annum. The Issuer's Chairman, Melvin S. Cutler, is a principal in Cutler Limited Partnership I.

Item 7.	Material to Be Filed as Exhibits
The promissory note for the purchase of Common Stock is attached hereto.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 28, 2003

/s/ Robert B. McGivney
Robert B. McGivney

/s/ Catherine A. McGivney
Catherine A. McGivney

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

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